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UNITED STATES
; AND EXCHANGE COMMISSION
Jashington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
~~8-042402~~ 8-44813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Third Market Corporation

Official Use Only
FIRM ID. NO.

FEB 28 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Wacker Drive Suite 325
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Pecaro 312-629-2999
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Charles Pecaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

The Third Market Corporation, as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this 27th Day of February 2003 in Chicago, County of Cook, State of Illinois

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE THIRD MARKET CORPORATION
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

THE THIRD MARKET CORPORATION
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Third Market Corporation

We have examined the statement of financial condition and schedule of investments of The Third Market Corporation (an Illinois Corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Third Market Corporation as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 10 through 12 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
February 27, 2003

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$ 108,377
Certificate of deposit	1,000,000
Marketable securities owned, at market value (cost-$19,036)	15,856
Receivable from other broker-dealers	424,814
Non marketable securities owned, at cost	68,800
Loans receivable	300,000
Furniture & equipment, (net of accumulated depreciation of $91,014)	119,504
Prepaid assets	24,321
Other assets	13,914
Total assets	$ 2,075,585

Liabilities and Stockholder's Equity

Liabilities:	
Securities sold not yet purchased, at market value (proceeds-$11,468)	$ 9,536
Due to clearing broker	113,970
Accounts payable and accrued expenses	140,319
Payroll taxes payable	2,527
Total liabilities	$ 266,352
Stockholder's Equity:	
Common stock - at stated value; authorized, issued and outstanding 2,000,000 shares	$ 1,000
Retained earnings	1,708,233
Total stockholder's equity	$ 1,709,233
Total liabilities and stockholder's equity	$ 1,975,585

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue		
Trading		$ 4,017,886
Interest		42,172
Dividends		933
Other		75,578
Total revenue		$ 4,136,570
Expenses		
Commissions, clearing, & exchange fees		$ 1,741,716
Compensation & related benefits		620,959
Consulting fees-related party		484,795
Rent & occupancy		219,137
Quotes		229,238
Legal & professional fees		51,671
Communications		34,063
Dues and subscriptions		3,329
Office		8,534
Travel and entertainment		5,965
Other		79,441
Total expenses		$ 3,478,847
Net income before income taxes		$ 657,722
Provision for income taxes		
Illinois personal property replacement tax - current	$ 4,204	
Total provision for income taxes		$ 4,204
Net income		$ 653,518

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 1,000	$ 100,000	$ 1,374,715	$ 1,475,715
Dividends paid to shareholder	-	-	(220,000)	(220,000)
Return of additional paid-in capital	-	(100,000)	-	(100,000)
Net income	-	-	653,518	653,518
Balance, December 31, 2002	$ 1,000	$ -	$ 1,808,233	$ 1,809,233

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Provided by (Applied to) Operating Activities:		
Net income		$ 653,518
Adjustments to reconcile net income to net increase increase in cash provided by operating activities:		
Depreciation expense	$ 36,698	
Net change in:		
Securities owned	(7,234)	
Receivable from other broker-dealers	79,689	
Prepaid assets	(1,582)	
Other assets	6,395	
Overdraft payable	(11,613)	
Securities sold, not yet purchased	(5,694)	
Due to carrying broker	46,955	
Accounts payable & accrued expenses	(40,155)	
Payroll taxes payable	(587)	
Total adjustments		$ 102,872
Net cash provided by operating activities		$ 756,390
Cash Provided by (Applied to) Investing Activities:		
Leasehold improvements	$ (10,305)	
Purchase of computer equipment	(17,708)	
Investment-Loan	(300,000)	
Net cash (applied to) investing activities		$ (328,013)
Cash Provided by (Applied to) Financing Activities:		
Dividends paid to shareholder	$ (220,000)	
Return of additional paid-in capital	(100,000)	
Net cash (applied to) financing activities		$ (320,000)
Increase in cash		$ 108,377
Cash at December 31, 2001		$ -
Cash at December 31, 2002		$ 108,377

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instuments purchased with a maturity of one year or less to be cash equivelents.

The accompanying notes are an integral part of these financial statements.

THIRD MARKET CORPORATION
(an Illinois Corporation)
SCHEDULE OF INVESTMENTS
December 31, 2002

	# of Shares LONG	# of Shares SHORT	Securities Market Value LONG	Securities Market Value SHORT
CERTIFICATE OF DEPOSIT				
First Midwest Bank - Certificate of deposit (maturity 1/17/03)			$ 1,000,000	
COMMON STOCKS-USA				
Alltel Corporation	100		5,100	
Merrill Lynch Biotech Holder Holder	12		1,015	
Internet Architecure Holders	50		1,289	
Pharmaceutical Holders Trrust	50		3,705	
Biotech Holders Trust		12		1,014
Internet Architecure Holders		50		1,289
Pharmaceutical Holders Trrust		50		3,705
Pacific Energy Partners		50		988
Miscellaneous - Longs	12,414		4,748	
Miscellaneous - Shorts		100		2,540
Total Common Stocks			$ 15,856	$ 9,536
Total long market value (cost $19,815)			$ 15,856	
Total short market value (proceeds $11,468)				$ 9,536

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

The Third Market Corporation, ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates as an off-exchange market maker in certain stocks listed on the New York Stock Exchange ("NYSE").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Proprietary and customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur.

Securities Owned
Marketable securities owned are valued at market value based upon the respective exchange closing prices and the resulting unrealized gains or losses are reflected in income. Non-marketable securities are valued at the lower-of-cost or market value, as determined by management of the Company.

Depreciation
Depreciation is computed primarily on a straight line basis over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
(continued)

NOTE 3 – LOAN RECEIVABLE

The Loan Receivable represents an unsecured loan from the Company to DRE, Inc., an Illinois Corporation which occurred on December 31, 2002. The loan matures on February 28, 2003 and bears interest at a rate of 12% per annum.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company has entered into noncancelable lease agreements for office space, computer hardware and software which expire at various dates through 2005. At December 31, 2002 the aggregate minimum annual rental commitments under these leases are as follows:

Year	Amount
2003	$126,050
2004	129,822
2005	88,262
Total	$ 344,134

Under the agreements, the Company is subject to increases in minimum rentals, due to increases in property taxes and operating expenses. Rent expense for the year ended December 31, 2002 was approximately $207,120.

NOTE 5 - INCOME TAXES

The Company has elected to be treated as an "S Corporation" as provided under the Internal Revenue Code. Accordingly, for income tax reporting purposes, income is reported by the individual shareholder of the Company. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2002 the Company had net capital requirements and net capital of $100,000 and $1,280,315, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 7 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company makes off-exchange markets in securities listed on the NYSE and clears these securities on an omnibus and fully disclosed basis through other clearing broker/dealers. These activities may expose the Company to off-balance sheet credit risk in the event a customer defaults on its contracted obligations or to the extent that inventory of securities owned or securities sold, not yet purchased decrease or increase, respectively, in underlying market value. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

The Company has sold short securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at an aggregate market value of $9,535 short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increase prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company utilizes an affiliate to provide it with various consulting services, under an informal arrangement. At December 31, 2002, the Company owed the affiliate $21,200 for unpaid fees which is included in accounts payable and accrued expenses. For the year ended December 31, 2002, the Company paid $484,795 in consulting fees to the affiliate.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Third Market Corporation **as of December 31, 2002**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,809,233	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			1,809,233	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,809,233	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 526,540	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(526,540)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 1,282,693	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	2,378	3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736	(2,378)	3740
10.	Net Capital			$ 1,280,315	3750

Non-allowable assets:

Non marketable securities owned, at cost	$ 68,800
Loan recievable	300,000
Furniture & equipment, net	119,505
Prepaid assets	24,321
Other assets	13,914
Total	$ 526,540

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

See independent auditors' report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Third Market Corporation **as of December 31, 2002**

COMPUTATION OF NET CAPITAL

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	16,779	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$	100,000	3760
14.	Excess net capital (line 10 less 13)		$	1,180,315	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	1,255,146	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	251,688	3790
17.	Add:				
A.	Drafts for immediate credit	$ 3800			
B.	Market value of securities borrowed for which no equivalent value is paid or credited	3810			
C.	Other unrecorded amounts (List)	3820	$	0	3830
19.	Total aggregate indebtedness		$	251,688	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)		%	19.66%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%		3860

See independent auditors' report.

THE THIRD MARKET CORPORATION
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2002

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Third Market Corporation

We have examined the financial statements of The Third Market Corporation, ("the Company") for the year ended December 31, 2002 and issued our report thereon dated February 27, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by The Third Market Corporation that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Third Market Corporation taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 27, 2003